[Cerus Corporation Letterhead]

August 10, 2009

VIA EDGAR AND FACSIMILE

Mr. Tim Buchmiller

Senior Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

Washington, DC 20549

Re:	Cerus Corporation

Form 10-K for the fiscal year ended December 31, 2008

Filed March 13, 2009

File No. 000-21937

Dear Mr. Buchmiller:

On behalf of Cerus Corporation (the “Company”), this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated August 7, 2009 (the “Comment Letter”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed on March 13, 2009 (the “Form 10-K”). We note that the Comment Letter was received in response to our previous letters that we submitted on June 5, 2009, July 15, 2009, July 31, 2009 and August 6, 2009 in response to the Staff’s comment letters dated May 21, 2009, June 30, 2009 and July 17, 2009, respectively (the “Staff’s Prior Letters”), and telephone conversations between you and our counsel on August 4, 2009. The text of the Staff’s comments in the Comment Letter has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter.

Form 10-K for the fiscal year ended December 31, 2008

1.	As we noted in Comment 1 of our letter dated May 21, 2009, the disclosure under “Item 1. Business” in your most recent Annual Report on Form 10-K regarding how your product works, which is key to understanding your business, is limited solely to the statement that the “INTERCEPT Blood System is based on [y]our proprietary technology for controlling biological replication.” Given your responses to our prior comment letters, in which you provide greater detail regarding how your system works, the additional risk factor disclosure that you have undertaken to include in your future filings that resulted from a more thorough understanding of how your product works, and the indicated limitations of your product, such as it has not yet been shown to inactivate non-enveloped viruses, please provide us with your analysis as to whether the current disclosure regarding your business complies in all material respects with the technical requirements of Item 101 of Regulation S-K and provides such further material information as is necessary so that investors can make an informed investment decision with respect to your business, or whether “Item 1. Business” in your filing should be amended to include a more

Mr. Tim Buchmiller

August 10, 2009

robust discussion of how your product works, including a more balanced presentation of the advantages and disadvantages of your system given the additional risk factor and other disclosures you have already undertaken to include in your future filings.

Response:

As noted by the Staff, the Company agreed in response to the Staff’s Prior Letters to revise its future filings to include greater detail as to how the Company’s product works. In addition, the Company agreed to provide additional risk factors in future filings, as reflected in a Quarterly Report on Form 10-Q filed on the date of this letter. The Company believes, however, that the description of the Company’s business included in Item 1 of the Form 10-K complies with the technical requirements of Item 101(c) of Regulation S-K, C.F.R. § 229.10, et. seq., and provides such additional material information as is necessary so that investors can make an informed investment decision with respect to the Company’s business. The Company does not believe that additional information about the technical aspects of the Company’s products is required by Item 101(c) or otherwise material to investors evaluating the Company’s business. The Company notes that under the sub-heading “Background” in the Business section of the Form 10-K, the Company states: “The INTERCEPT Blood System is designed to broadly target and inactivate blood-borne pathogens, such as viruses (for example, HIV, West Nile, SARS, and hepatitis B and C), bacteria and parasites, as well as potentially harmful white blood cells, while preserving the therapeutic properties of platelet, plasma and red blood cell transfusion products. The INTERCEPT Blood System inactivates a broad array of pathogens and has the potential to reduce the risk of transfusion related transmission of pathogens for which testing is not completely effective or is not currently performed.” This disclosure clearly does not include a claim that the Company’s products can inactivate all pathogens or completely eliminate the risk of transfusion-transmitted disease. The material aspect of the Company’s products is that they provide an incremental amount of safety to treated blood products. For the reasons stated below, the technical manner in which the products work and thus the specific parameters of this incremental amount of safety are not material to an understanding of the Company’s business. Thus, the Company does not believe that it is necessary to include in the Business section of the Form 10-K the specific limitations of its products that it has discussed with the Staff and added to its Risk Factors disclosure, such as the fact that the INTERCEPT Blood System has not yet been shown to inactivate certain non-enveloped viruses, because such information is not material to an investor’s decision to invest in the Company’s stock.

At the current stage of the Company, the Company understands that its investors and potential investors are focused primarily on the rate of market acceptance of the INTERCEPT Blood System for platelets and plasma. The rate of market acceptance is mainly dependent on the purchasing decisions of national blood center organizations, as in France, or regional or local blood center organizations, as in Germany and Italy. The Company does not believe that the limitations of its products to inactivate certain pathogens is a determining factor in the purchasing decisions by these organizations, and thus the rate of adoption of the Company’s products. The Company’s products have demonstrated the broadest spectrum of pathogen inactivation against pathogens in platelets and plasma of any product on the market. Further, the Company understands from many discussions with its customers, as well as from independent reports, that the most common current contamination threat to platelets comes from bacteria, since platelets

Mr. Tim Buchmiller

August 10, 2009

are stored at room temperature, which raises a significant concern due to the risk of sepsis. In this regard, the Company’s lead product, the INTERCEPT Blood System for platelets, has demonstrated very robust inactivation of a broad spectrum of blood-borne bacteria. Based on the breadth of inactivation that the Company’s products have demonstrated in comparison to products of its competitors and the ability of the Company’s platelet system to address one of the most significant concerns of its customers, to date, the specific pathogens against which the Company’s products have not demonstrated high levels inactivation, the limitations on demonstrating the complete effectiveness of pathogen inactivation in light of the limits of testing and the impossibility of excluding that an inactivated pathogen would generate a positive result on a subsequent antibody test have not been identified to the Company as material factors in purchasing decisions by its customers. Similarly, the unknowable difference, if any, between the in vitro and in vivo studies that the Company has conducted and the reactions in a human body has not been identified as a material factor in customers’ decisions to purchase the Company’s products. Accordingly, the Company does not believe that the foregoing aspects of the Company’s products are material to an investor’s understanding of the Company’s products and business. Furthermore, the Company does not believe that an average investor has the level of scientific training or background that would make more detailed disclosure of the technical aspects of the Company’s products meaningful in a decision to buy or sell the Company’s stock.

As noted, the Company has agreed in its responses to the Staff’s Prior Letters to provide additional risk factor disclosure in future filings (including the Quarterly Report on Form 10-Q filed on the date of this letter) concerning limitations on the effectiveness of pathogen inactivation relating to certain pathogens, such as non-enveloped viruses, the limitations on demonstrating the complete effectiveness of pathogen inactivation in light of the limits of testing and the potential differences between in vitro and in vivo studies and the reactions in a human patient. The Company believes that additional detail in the Business section of the Form 10-K discussing these factors would accord undue weight to such potential risks. In fact, the Company believes that such matters represent risk factors that have not to date been material to the Company’s business and that thus do not merit more prominence than other risk factors contained in the Risk Factors section of the Form 10-K and subsequent Quarterly Reports on Form 10-Q. The Company believes that including a discussion of such risks in the Business section of the Form 10-K would be misleading in suggesting that such factors are material to the Company’s business.

For the reasons stated above, the Company does not believe that Item 1 of the Form 10-K should be amended to add a more robust discussion of how the Company’s products work. Rather, the Company believes that the description of the Company’s business included Item 1 of the Form 10-K complies with the technical requirements of Item 101(c) of Regulation S-K, C.F.R. § 229.10, et. seq., and provides such additional material information as is necessary so that investors can make an informed investment decision with respect to the Company’s business.

2.	We note the portion of your response in your letter dated August 6, 2009 that you disagree with “the premise that higher velocity processes are at work within the human body than the processes at work in the live bacteria and cellular models used by the Company for the approval of its products.” Although you have not provided us with any support that we requested for this statement, we note the acknowledgement in your letter to us dated June 5, 2009 that the company is responsible for the adequacy and accuracy of the disclosure in the filing. As such, we have no further comment on this issue at this time.

Mr. Tim Buchmiller

August 10, 2009

Response:

The Company notes the Staff’s response.

Correction

The Company advises the Staff of a correction to the Company’s August 6, 2009 letter to the Staff: its study in mice was conducted for Babesia, not for Trypanosome cruzi as described in the Company’s August 6, 2009 letter.

*  *  *  *  *

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (925) 288-6116 or Kevin Green at (925) 288-6138, if you have any questions or would like additional information regarding these matters.

Sincerely,

/s/ Howard G. Ervin
Howard G. Ervin
Vice President, Legal Affairs
Cerus Corporation

cc:	Kevin D. Green, Vice President, Finance and Chief Accounting Officer, Cerus Corporation

Suzanne Sawochka Hooper, Esq., Cooley Godward Kronish LLP